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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Contents

On March 22, 2013, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at the CEMEX 2012 annual shareholder’s meeting that was held on March 21, 2013.

The following is a summarized English translation of the information that was provided to the Mexican Stock Exchange:

Summary of the resolutions adopted in the Ordinary General Shareholders Meeting held pursuant to article 181 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles)

FIRST:	The Chief Executive Officer Report on the Company’s operation during the 2012 fiscal year, the Reports of Financial Situation, the Income Statement, the Statement of Cash Flows and of Changes in Equity, individual and consolidated, for the 2012 fiscal year, with the corresponding footnotes; the Board of Directors Report on operations and activities in which it was involved during the 2012 fiscal year; the Annual Report on the Audit and Corporate Practices Committees’ activities; the Report on the main information and accounting principles and policies followed in the preparation of the financial information, and the Report on the review of the Company’s tax situation, were all approved; every act and proceeding by the Chief Executive Officer, the Board of Directors and the Audit and Corporate Practices Committees was approved and confirmed.

SECOND:	The resolution on Allocation of Results for the year ended December 31, 2012 was approved in the following terms.

(amounts in millions of constant Mexican pesos as of December 31, 2012)

Profit for the period January 1st to December 31, 2012	(209)
Retained earnings	70,732

Unappropriated earnings	70,523
Reminder of retained earnings:	70,523

THIRD:	An increase of CEMEX, S.A.B. de C.V.’s capital stock in its variable part by the amount of Ps3’643,968.35 through the issuance of up to 1,312’380,330 ordinary common registered shares without nominal value, of which up to 874’920,220 will be Series A , sub-series A13 and up to 437’460,110 will be Series B, sub-series B13, was approved.

The increase in capital stock will be paid with charge to Retained Earnings, effected at a theoretical value of Ps0.00277661 per share, plus a premium which will be determined by the Board of Directors so that the resulting value for each Cemex.CPO equals the weighted average of all Cemex.CPO transactions at the closing of operations of the Mexican Stock Exchange (Bolsa Mexicana de Valores) on April 24, 2013.

Current shareholders of the company will be awarded 1 new Cemex.CPO for each 25 Cemex.CPO that they hold; in case their holding is not represented in Cemex.CPO, they will be awarded 3 new shares, 2 Series A and 1 Series B, for each 75 shares currently outstanding. There will be no cash awarded in any case. Shareholders will exercise their right against coupon number 144 of the current outstanding shares.

FOURTH:	An increase of CEMEX, S.A.B. de C.V’s capital stock in its variable part by the amount of Ps1’024,569.09 through the issuance of up to 369’000,000 ordinary common registered shares without nominal value, of which up to 246’000,000 will be Series A, sub-series A14 and up to 123’000,000 will be Series B, sub-series B14, with the same characteristics and the same rights of the currently outstanding shares, was approved. Subscription of the shares that represent the increase in capital stock will be effected at a theoretical value of Ps0.00277661 per share, plus a premium, was approved.

These shares will be kept in treasury and will be destined to preserve the right of conversion of the holders of convertible notes already issued by the Company, pursuant to article 210 bis, fractions I and VI, of the Mexican Securities Law (Ley General de Títulos y Operaciones de Crédito). Of the shares that will be issued, up to 24’000,000 shares would back the conversion of Notes issued in Mexico and up to 345’000,000 shares the conversion of Notes offered on foreign markets.

The exercise of the preemptive right to which article 132 of the Mexican Corporate Law refers will not be applicable as the shares will be subscribed and paid through conversion of the Notes, pursuant to article 210 Bis of the Mexican Securities Law.

FIFTH:	It was approved that the shares representing the increases in capital stock will be represented by Cemex.CPO to be issued by Banco Nacional de México, S.A. as the Trustee in Trust No. 111033-9, issuing up to 560’460,110 Cemex.CPO which will refer to 2 Series A ordinary shares and 1 Series B ordinary share. For these effects, the shares representing the increase in capital stock will be issued on behalf of the aforementioned trust company.

SIXTH:	It was approved that the certificates representing the shares to be issued, whether temporary or permanent certificates, will have 12 coupons attached with the corresponding consecutive numeration, and may be signed by whichever two Directors, pursuant to the terms of the Company’s By-laws.

SEVENTH:	It was approved that the Board of Directors is authorized to determine the amount of the increase in capital stock through earnings capitalization; to formalize the increase in capital stock as the value of subscription is determined and the Notes are converted, and to agree on the terms and conditions that have not been agreed upon by the Meeting.

EIGHT:	It was approved that the President and Secretary of the Board of Directors, as well as Fernando González Olivieri, José Antonio González Flores and René Delgadillo Galván, are authorized so that anyone of them furnishes the notices and publications that are required to the effect by reason of the resolutions adopted by the Meeting; furthermore, they will be authorized to determine, update and formalize the conversion factor of the Notes pursuant to the corresponding Indenture and Mexican Securities Law; and they will be authorized to formalize in behalf of the Company the acts, agreements, contracts, declarations of intent and any legal act which is required in relation to the modification of the issuing trust of Cemex.CPO, with the issuance of the required Cemex.CPO and with the modification of the conversion factors of the Notes.

NINTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Board of Directors:

LORENZO H. ZAMBRANO TREVIÑO	Non-Independent Director (Criteria: Relevant Corporate Officer)
ROGELIO ZAMBRANO LOZANO	Non-Independent Director (Criteria: Third degree blood relative of the CEO)
TOMAS MILMO SANTOS	Non-Independent Director (Criteria: Fourth degree blood relative of the CEO)
ARMANDO J. GARCIA SEGOVIA	Independent Director
RODOLFO GARCIA MURIEL	Independent Director
ROBERTO LUIS ZAMBRANO VILLARREAL	Independent Director
DIONISIO GARZA MEDINA	Independent Director
JOSE MANUEL RINCON GALLARDO PURON	Independent Director
RAFAEL RANGEL SOSTMANN	Independent Director
FRANCISCO JAVIER FERNANDEZ CARBAJAL	Independent Director

Based on the mentioned criteria and the reports from each of the proposed persons, it was confirmed that no Director marked as Independent falls under the scenarios mentioned in article 26 of the Mexican Stock Exchange Law (Ley del Mercado de Valores).

TENTH:	LORENZO H. ZAMBRANO TREVIÑO and RAMIRO GERARDO VILLARREAL MORALES were elected President and Secretary of the Board of Directors of CEMEX, S.A.B. DE C.V., the latter not being a Director.

ELEVENTH:	It was approved that the Directors be exempted from posting bond.

TWELFTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Audit Committee:

ROBERTO LUIS ZAMBRANO VILLARREAL
JOSÉ MANUEL RINCÓN GALLARDO PURON
RAFAEL RANGEL SOSTMANN

THIRTEENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Corporate Practices Committee:

DIONISIO GARZA MEDINA
FRANCISCO JAVIER FERNANDEZ CARBAJAL
RAFAEL RANGEL SOSTMANN

FOURTEENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Finance Committee:

ROGELIO ZAMBRANO LOZANO
TOMAS MILMO SANTOS
RODOLFO GARCÍA MURIEL
FRANCISCO JAVIER FERNANDEZ CARBAJAL

FIFTEENTH:	ROBERTO LUIS ZAMBRANO VILLARREAL, DIONISIO GARZA MEDINA and ROGELIO ZAMBRANO LOZANO were appointed Presidents of the Audit, Corporate Practices and Finance Committees respectively. The Secretary of the Board of Directors will act as Secretary of each of the Audit, Corporate Practices and Finance Committee without forming part of the aforementioned committees.

SIXTEENTH:	It was approved that, as honoraria, for the following twelve month period each of the Directors will be awarded Ps150,000.00 for each meeting they attend, with charge to statements of operations, plus the equivalent of a Ps50.00 gold coin for each Meeting they attend, as well as awarding each of the members of the Audit, Corporate Practices and Finance Committees Ps60,000.00 for each committee meeting they attend.

SEVENTEENTH:	LORENZO H. ZAMBRANO TREVIÑO and RAMIRO GERARDO VILLARREAL MORALES were appointed so that jointly or separately they appear before the Public Notary of their choice to record the minute relating the present Meeting, formalize and comply, at the proper time, the adopted resolutions and manage their inscription in the corresponding Commerce Public Registry should it be necessary.

In addition, on March 22, 2013, CEMEX informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at the CEMEX extraordinary shareholder’s meeting that was held on March 21, 2013.

The following is a summarized English translation of the information that was provided to the Mexican Stock Exchange:

Summary of the resolutions adopted in the Extraordinary General Shareholders Meeting held pursuant to article 181 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles)

FIRST:

It was approved, unconditionally and expressly, in all of their terms, ratifying expressly each one of them, the resolutions contained in the proposal by the Board of Directors of the Company to issue notes convertible into shares and to place them among public investors and/or through a tender offer in exchange for the convertible notes currently outstanding that were issued by the Company that are due in 2015, 2016 and 2018, subject to the following terms:

“FIRST: Its approved that CEMEX, S.A.B. de C.V., in accordance with Article 210 Bis and all other applicable Articles of the Mexican General Law of Credit Instruments and Operations (Ley General de Títulos y Operaciones de Crédito), issue notes convertible into common shares, registered and without nominal value, represented by ordinary participation certificates, which would be placed through (a) a tender and exchange offer for the convertible notes currently outstanding issued by the company that were offered outside of Mexico on March 2010 (due 2015), March 2011 (due 2016) and March 2011 (due 2018) and/or, (b) their placement among public investors, using the proceeds to pay and cancel the corresponding currently outstanding convertible notes.

SECOND: Its approved that CEMEX, S.A.B. de C.V. may use, as applicable, all or part of the shares currently held in treasury underlying the conversion rights of the outstanding convertible notes that are due in 2015, 2016 and 2018, as these cancelled as per the actions approved in the First resolution, with the purpose of holding the shares in treasury and using them to ensure the conversion of any new convertible notes that are issued, with no preemptive rights being applicable with respect to such shares, in accordance with Article 210 Bis of the Mexican General Law of Credit Instruments and Operations (Ley General de Títulos y Operaciones de Crédito).

THIRD: The shares that are referenced in the Second resolution shall be held in the Company’s treasury so that they can be subscribed and paid by way of the conversion of the notes hereby authorized; their subscription and payment shall be made at a theoretical value of Mexican Peso $0.00277661 per share, plus a premium.

FOURTH: The terms and conditions pursuant to which the public offer for the tender and exchange or the issuance, as well as the date in which it would take place and the terms and conditions of the issuance of the convertible notes; the determination of the shares that would remain in treasury to guarantee the conversion rights of the new convertible notes; and the determination of the value of the ordinary participation certificates representative of the shares issued by the company, as they relate to the conversion of the convertible notes, can be authorized by the Board of Directors in accordance with the framework authorized by the Meeting;

FIFTH: Any two members of the Board of Directors are authorized to sign the securities that will represent the convertibles notes.

SIXTH: The President and Secretary of the Board of Directors, and any appointed attorney-in-fact, are authorized to make any publication, notice and communication that are required.”

SECOND:	LORENZO H. ZAMBRANO TREVIÑO and RAMIRO GERARDO VILLARREAL MORALES were appointed so that jointly or separately they appear before the Public Notary of their choice to record the minute relating the present Meeting, formalize and comply, at the proper time, the adopted resolutions and manage their inscription in the corresponding Commerce Public Registry should it be necessary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. DE C.V.
(Registrant)

Date: March 22, 2013	By:	/s/ Rafael Garza
Name: Rafael Garza Title: Chief Comptroller